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                                                                    Exhibit 99.5

                        VIATEL HOLDING (BERMUDA) LIMITED
                                (the "Company")


                     Annual General Meeting of the Company
                            held on 29 December 2003


                      Chairman's Statement to Shareholders



"Before commencing the formal business of the meeting I would like to say a few words. These will be appearing immediately after the conclusion of the meeting on the Company website.

The period from the time when Viatel emerged from its restructuring has been extremely challenging. Market conditions have been difficult in the extreme; as, historically, a carrier's carrier we have been faced with the need to build our business in an environment where our principal product-bandwidth- has been in almost infinite supply.

Against this background I believe we have made major progress. As I speak to you we have in place a highly competent and well regarded management team each member of which has a strong track record in the industry. We have a clear and coherent business strategy which we began to implement in September and an attractive range of products capable of commanding improved margins. We have made two small acquisitions at favourable prices. I am pleased to tell you that the Board is operating well and effectively together. We remain committed to our network which we believe will in due course -and I cannot predict the timescale
- accrue substantial value.

Indeed with the improved stock market conditions and some substantial movements in share prices the beginnings of a shift in sentiment are apparent. In so far as financial market movements anticipate, as much as reflect, changes in the business environment there may be light at the end of the tunnel. Indeed, there are clear signs of improvement in the general economic climate.

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The key issue for us therefore, is time: those who can survive this period of extreme stress may well enjoy major rewards. However as I pointed out in my Chairman's Statement we have a virtually fixed cost in maintaining the network and there is clearly a period to go before we can reach cash break even on the basis of our business plan.

To be sure of being a survivor we will therefore need to raise further finance. For this purpose the Board has formed a Financing Committee consisting solely of the independent Directors (Lucy Woods, Kevin Power, Dennis Belcher and myself). None of us has any link with any shareholder or potential investor. This Committee is evaluating the alternatives open to us in an impartial and objective way

We are holding intense discussions with potential capital providers and I will update shareholders as soon as I can. We have to make substantial progress in the near future if we are not to begin to face severe cash pressures. The point I would stress is that we need to look at this issue on a country by country basis - we have to maintain solvency across all parts of the operation to keep the network operating. With different jurisdictions and differing local requirements, pressure on us in one place could otherwise impact the business as a whole.

It is because of this pressure that we are proposing changes to the Bye-Laws of the Company at this meeting. It is quite clear to me and my fellow members of the Financing Committee that the Bye-Laws as presently drafted would be a significant deterrent to any finance provider. This is simply because their effect would be to prevent the investor from exercising the degree of control or direct influence over the Company of the type which they would typically and understandably require.

All the resolutions to be considered in this meeting are important but the resolution in relation to the amendment of the Company's Bye-Laws is in the Financing Committee's view fundamental to a fundraising. We value the support of shareholders and have appreciated their involvement and positive contribution to date. The members of the Financing Committee strongly recommend all shareholders to vote in favour of the changes to the Bye-Laws and the Board of Directors recommends shareholders to approve the rest of the resolutions to be put to the meeting.

I will now be happy to take any questions on the statement I have made or indeed any other subject. There will also be an opportunity prior to the vote on each resolution to ask questions pertinent to that resolution."